Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262496

ARK VENTURE FUND

Supplement dated January 23, 2026

to the Prospectus for ARK Venture Fund (the “Fund”) dated October 28, 2025.

This Supplement updates certain information contained in the Prospectus with respect to the Fund. You may obtain a copy of the Fund’s Prospectus free of charge, upon request, by calling toll-free 888-511-2347, accessing the Fund’s website at ark-ventures.com/investor-resources, or by writing to ARK Investment Management LLC, 200 Central Avenue, Suite 220, St. Petersburg, Florida 33701.

The Fund may authorize one or more intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf. The availability of certain sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. Please contact your financial intermediary for more information.

Accordingly, the Fund’s Prospectus is revised as follows:

Footnote (1) to Annual Fund Expenses table in the section entitled “SUMMARY OF FEES AND EXPENSES” on pages 17-18 of the Prospectus is hereby replaced with the following:

(1)	Generally, the stated minimum initial investment by an investor in the Fund for Shares is $500, which stated minimum may be reduced for certain investors pursuant to the purchase terms (“Purchase Terms”) in the Fund’s plan of distribution (the “Plan of Distribution”). Class D Shares and Class U Shares are not subject to a sales load. Class S Shares may be subject to a sales load of up to 3.50% of the amount invested. Purchases of the Fund’s Class S Shares of $250,000 or more may be subject to a maximum deferred sales charge of 1.50% on shares tendered for repurchase within 12 months. Purchases of the Fund’s Class S Shares of less than $250,000 are not subject to a deferred sales charge. A Selling Agent may, in its discretion, waive all or a portion of the sales load for certain investors. While Class D and Class U Share are not subject to a front-end sales charge, if you purchase Class D and Class U Shares through certain financial firms, such firms may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. The Fund is offering an unlimited number of shares of beneficial interest on a continuous basis.

The following is added at the end of the section entitled “MANAGEMENT OF THE FUND - Distribution and Shareholder Services Fee” on page 42 of the Prospectus:

The Distributor will generally pay Distribution and Shareholder Services Fees to certain intermediaries for Class S Shares held for a continuous one-year period, beginning in the 13th month after purchase of such shares.

The following is added after the section entitled “PLAN OF DISTRIBUTION–Minimum Purchase Requirements” on page 59 of the Prospectus:

Purchase of Class S Shares

With respect to Class S Shares, the sales charge varies depending upon the amount you purchase. In some cases, described below, the initial sales charge may be eliminated altogether, and the offering price will be the NAV per share.

The current sales charges and commissions paid to certain investment platforms, broker/dealers or other financial intermediaries that have entered into arrangements with the Fund and/or the Distributor to offer specialized sales charge schedules (“Intermediaries”) are as follows:

Class S

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price	Sales Charge as Percentage of Net Amount Invested	Maximum Dealer Allowance as Percentage of Offering Price*
Less than $100,000	2.50%	2.56	2.50%
$100,000 up to (but less than) $250,000	2.00	2.04	2.00
$250,000 or more	**	**	***

*	Dealer’s allowance may be changed periodically.
**	No sales charge is payable at the time of purchase of Class S Shares of $250,000 or more, but a CDSC of 1.50% may be imposed on shares tendered for repurchase within 12 months of purchase.
***	The Distributor may pay a one-time commission to Intermediaries who initiate or are responsible for purchases of $250,000 or more of Class S Shares of the Fund equal to 1.50% of the purchase.

For investments made through all other Selling Agents, Class S Shares may be subject to a sales load of up to 3.50% of the amount invested. Please contact your financial intermediary for more information. You should note that the actual sales charge that appears in your fund transaction confirmation may differ slightly from the rate disclosed above in the Prospectus due to rounding calculations.

Please retain this supplement for future reference.